November 7, 2017
VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Mail Stop 4628
Washington, D.C. 20549
Attention:    Cecilia Blye
Barbara Jacobs

Re:    Citrix Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 16, 2017
File No. 000-27084
Ladies and Gentlemen:
This letter is submitted on behalf of Citrix Systems, Inc. (the “Company” or “Citrix”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to David Henshall dated November 6, 2017 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (File No. 000-27084) originally filed with the Securities and Exchange Commission on February 16, 2017 (the “10-K”). For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.
General

1.
You state on page 8 of the 10-K that your licensees include Samsung. You state on your website that Citrix Receiver enables certain features on the Samsung Galaxy S8 smartphone and that Citrix XenMobile software combines with Samsung KNOX on select Samsung devices. News reports and the Samsung.com website confirm that the Samsung Galaxy S8 incorporates Citrix Receiver and XenMobile. We are aware of publicly available information indicating that the Samsung Galaxy S8 is available for sale in both Sudan and Syria. Additionally, the Samsung.com website appears to provide contact information for service and support covering countries including Sudan and Syria. You refer on page F-8 of the 10-K to your wholly-owned subsidiaries in the Europe, Middle East and Africa area, an area that includes Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, resellers, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response 1: The Company respectfully submits that Citrix’s export compliance program prohibits any export or re-export of any Citrix products, components, technology or services (collectively, “Citrix Products”) to countries that are subject to U.S. embargoes or economic sanctions, including Sudan and Syria. The Company has no knowledge of any agreements or commercial arrangements between Citrix and any parties in Sudan or Syria. The Company has no knowledge of having provided any Citrix Products to Sudan or Syria, directly or indirectly, and it is not aware of any contacts with the governments of Sudan or Syria or entities they control. Furthermore, the Company does not maintain any offices or other facilities in Sudan or Syria, has no subsidiaries in Sudan or Syria, and has no employees in either country.
The Company is fully aware of and committed to compliance with U.S. sanctions administered by the Department of the Treasury’s Office of Foreign Assets Control (OFAC) and U.S. export controls administered by the Department of Commerce’s Bureau of Industry and Security (BIS). Consistent with Citrix’s high ethical standards, the Company has stringent policies and procedures in place that prohibit doing business with countries designated as state sponsors of terrorism, including Sudan and Syria, absent express authorization by the U.S. Department of Treasury and other appropriate Federal agencies.
The Company has a screening program designed to prevent any transactions with parties that are included on restricted party lists published by various U.S. government agencies or located in embargoed/sanctioned countries. In addition, the Company has also implemented measures designed to prevent its software from being downloaded or otherwise usable from locations prohibited by U.S. export control and economic sanctions laws, including Sudan and Syria.
Further, the Company’s agreements with third parties in our distribution channel prohibit the export or re-export of Citrix Products to embargoed/sanctioned countries, including Sudan and Syria. Users who seek to access software or services from the Company must accept the Company’s license and service agreements, which prohibit export into the embargoed/sanctioned countries or to nationals or residents of embargoed/sanctioned countries.
Specifically, with respect to the Samsung Galaxy S8 smartphone, we acknowledge the Staff’s comment and advise that the Company has reviewed its agreements with Samsung; and to our knowledge, Samsung currently has no distribution rights for Citrix Products, including Citrix Receiver and XenMobile. Under one current agreement, Citrix has the right to distribute Samsung KNOX technology, and as a result, such distribution is subject to the Company’s export procedures and policies as described above. Regarding the Company’s statement in its 10-K that Samsung is a licensee, Samsung is a licensee under the Citrix Ready Program. The Citrix Ready Program identifies recommended solutions that have been tested for compatibility with Citrix Products. Under this program, Samsung has the right to use Citrix logos, trade names and trademarks in connection with marketing its products and to receive other benefits available under the Citrix Ready Program. While Citrix and Samsung have entered into agreements to jointly market and sell products that are compatible and complimentary, Samsung does not possess the right to distribute or otherwise resell Citrix Products under any current agreement, including the Citrix Ready Program agreement.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response 2. As stated in our response to Comment 1, the Company has no known past, current or anticipated contacts with Sudan or Syria. Accordingly, the Company believes that there is no quantitative or qualitative material investment risk concerning the subject of this comment for our security holders, and therefore it does not anticipate any associated investor divestment or similar initiatives.
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If you should have any questions concerning the enclosed matters, please contact the undersigned at (954) 267-3044.
Sincerely,
/s/ Mark M. Coyle
Mark M. Coyle
Interim Chief Financial Officer

cc:    David Henshall, President and Chief Executive Officer
Antonio G. Gomes, Senior Vice President and General
Lisa Haddad, Esq., Goodwin Procter LLP
Pran Jha, Esq., Sidley Austin LLP